

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 6, 2023

David Klein
Chief Executive Officer
Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario, Canada K7A 0A8

      Re: Canopy Growth Corporation
            Registration Statement on Form S-1
            Filed August 30, 2023
            File No. 333-274268

Dear David Klein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Yariv Katz